UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

First Bancorp of Indiana, Inc.
(Name of the Issuer)

First Bancorp of Indiana, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

31867T103
(CUSIP Number of Class of Securities)

Aaron M. Kaslow, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave., NW
Washington, DC 20016
(202) 362-0840
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if this is a final amendment reporting the results of the transaction. ☐

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)
$356,006	$14

(1)  Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split, obtained by multiplying (a) $14.00 by (b) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.
(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .0000393.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$14.00	Filing party:	First Bancorp of Indiana, Inc.
Form or Registration No.:	Schedule 13E-3	Date filed:	February 29, 2008

INTRODUCTION

This Amendment No. 1 to the Rule 13E-3 Transaction Statement (this “Schedule 13E-3”) is being filed by First Bancorp of Indiana, Inc. (the “Company”) in connection with a proposed going private transaction, in which the Company will effect a 1-for-300 reverse stock split of its common stock, par value $0.01 per share. In the reverse stock split, the holders of record of the Company's common stock will receive one share of common stock for each 300 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders who, immediately following the reverse stock split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $14.00 times such fraction of a share and will no longer be shareholders of the Company. Completion of the reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Following the reverse stock split, the Company will conduct a 300-for-1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of Company common stock. As a result, registered shareholders who hold 300 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction.

Under Indiana law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company's Articles of Incorporation to conduct both the reverse stock split and the forward stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. The reverse stock split and the forward stock split will be conducted upon the terms and subject to the conditions set forth in the Company's going private disclosure document (the “Disclosure Document”).

This Amendment No. 2 amends the Rule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 29, 2008, as amended by Amendment No. 1 to Schedule 13E-3 filed by the Company with the SEC on April 3, 2008.

The information contained in the Disclosure Document, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Disclosure Document under the captions “Summary Term Sheet” and “Questions and Answers About the Split Transaction” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  The information set forth in the Disclosure Document under the caption “Summary Term Sheet – The Company and First Federal” is incorporated herein by reference.

(b)  The information set forth in the Disclosure Document under the caption “Summary Term Sheet – The Company and First Federal” is incorporated herein by reference.

(c)  The information set forth in the Disclosure Document under the caption “Market Prices of Common Stock and Dividend Information” is incorporated herein by reference.

(d)  The information set forth in the Disclosure Document under the caption “Market Prices of Common Stock and Dividend Information” is incorporated herein by reference.

(e)  Not applicable.

(f)  The information set forth in the Disclosure Document under the caption “Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)  First Bancorp of Indiana, Inc., the subject company, is the filing person of this Schedule 13E-3. The Company's business address is 5001 Davis Lant Drive, Evansville, Indiana 47115, and the Company's telephone number is (812) 492-8100. The name of each executive officer of the Company is incorporated herein by reference to the section of the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007, filed with the United States Securities and Exchange Commission (the “SEC”) captioned “Executive Officers of the Registrant” in Item 1 of such report. The name of each director of the Company is incorporated herein by reference to the section of the Company’s Proxy Statement, filed with the SEC on October 12, 2007 (the “2007 Proxy Statement”), captioned “Proposal 1 – Election of Directors”. The address of each of the directors and executive officers is 5001 Davis Lant Drive, Evansville, Indiana 47115.

(b)  Not applicable.

(c)  The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007, captioned “Executive Officers of the Registrant” in Item 1 of such report and to the section of the Company’s 2007 Proxy Statement captioned “Proposal 1 – Election of Directors”. The address of each of the directors and executive officers is 5001 Davis Lant Drive, Evansville, Indiana 47115.

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

All directors and executive officers of the Company are citizens of the United States of America.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  The information set forth in the Disclosure Document under the captions “Special Factors – Overview of the Split Transaction” and “—Structure of the Split Transaction” is incorporated herein by reference.

(c) The information set forth in the Disclosure Document under the captions “Special Factors – Overview of the Split Transaction” and “—Structure of the Split Transaction” is incorporated herein by reference.

(d) The information set forth in the Disclosure Document under the caption “Special Factors—Appraisal Rights and Dissenters’ Rights” is incorporated herein by reference.

(e) The information set forth in the Disclosure Document under the captions “Special Factors Fairness of the Split Transaction—Procedural Fairness” is incorporated herein by reference.

(f)  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  The information set forth in the 2007 Proxy Statement under the caption “Transactions with Related Persons” is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(e) None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)  The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares.

(c) (1) - (8). The information set forth in the Disclosure Document under the captions “Special Factors – Background of the Split Transaction” and “– Effects of the Split Transaction on the Company” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - (d) The information set forth in the Disclosure Document under the captions “Special Factors – Background of the Split Transaction”, “—Reasons for the Split Transaction”, “—Fairness of the Split Transaction” and “—Structure of the Split Transaction”, “—Effects of the Split Transaction on the Company”, and “—Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Disclosure Document under the captions “Special Factors – Fairness of the Split Transaction”; and “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b) The information set forth in the Disclosure Document under the captions “Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

(c) The information set forth in the Disclosure Document under the captions “Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

(d) The information set forth in the Disclosure Document under the captions “Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

(e) The information set forth in the Disclosure Document under the captions “Special Factors – Background of the Split Transaction” is incorporated herein by reference.

(f)  Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) - (c) The information set forth in the Disclosure Document under the captions “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

The opinion of Keefe Bruyette & Woods is attached as Appendix B to the Disclosure Document and is incorporated herein by reference. The opinion of Keefe Bruyette & Woods will be made available at the Company's executive office during regular business hours for inspection and copying by any interested stockholder of the Company or representative who has been so designated in writing.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The information set forth in the Disclosure Document under the caption “Special Factors – Financing of the Split Transaction” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Disclosure Document under the caption “Special Factors – Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the 2007 Proxy Statement under the caption “Stock Ownership” is incorporated herein by reference.

(b) The information set forth in the Disclosure Document under the caption “Common Stock Purchase Information” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d) Not Applicable

(e) Not Applicable.

ITEM 13.  FINANCIAL INFORMATION.

(a)  The financial statements included in the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007 beginning on page F-1 and financial statements included in Part 1, Item 1 of the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007 are incorporated herein by reference.

(b)  The information set forth in the Disclosure Document under the caption “Summary Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 15.  ADDITIONAL INFORMATION.

(b)  The information set forth in the Disclosure Document and each Appendix thereto is incorporated herein by reference.

ITEM 16.  EXHIBITS.

(a)  Disclosure Document.

(b)  Not applicable.

(c)(1)  Fairness Opinion of Keefe, Bruyette & Woods, Inc. dated February 20, 2008, is incorporated herein by reference to Appendix B to the Disclosure Document.

(c)(2) Presentation of Keefe, Bruyette & Woods, Inc. dated February 5, 2008.*

(c)(3) Presentation of Keefe, Bruyette & Woods, Inc. dated February 19, 2008.*

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Michael H. Head
Title:	President and CEO
Name:	Michael H. Head
Date:	April 14, 2008